Exhibit 99.1

JOE C. NEAL & ASSOCIATES
PETROLEUM AND ENVIRONMENTAL ENGINEERING CONSUTLANTS
300 NORTH MARIENFIELD, SUITE 200
MIDLAND, TX 79701
PHONE:  432-683-4371 FAX: 432-683-9379
E-Mail: info@joecneal.com

June 15, 2011

Mexco Energy Corporation
Nicholas C. Taylor, President
214 West Texas Avenue, Suite 1101
Midland, Texas 79701

Re:	Evaluation of Oil and Gas Reserves of Mexco Energy Corporation effective March 31, 2011

Mr. Taylor,

In accordance with your request, we have estimated the extent and value of domestic proved crude oil, condensate and gas reserves owned by Mexco Energy Corporation (the "Company" or “Mexco”) as of March 31, 2011.  The properties to which proved reserves are attributable are located in the states of Alabama, Louisiana, Mississippi, Montana, New Mexico, North Dakota, Oklahoma and Texas with the majority of the value in Texas.  The estimated reserves are based on a detailed study of properties owned by the Company.  During this study, we consulted freely with the officers and employees of the Company and were given access to such records, geological and engineering reports, and other data as were desired for examination.  In preparation of this report, we have relied, without independent verification, upon information furnished by the Company with respect to property interest owned by it, production from such properties, current costs of operation, current prices for production agreements relating to current and future operation and various other information and data which were accepted as represented.  The results of our third party study, completed on May 24, 2011, are presented herein.  The properties reviewed by Joe C. Neal & Associates represent 98% of the total net proved reserves of Mexco Energy Corporation.

The summary below includes Mexco Energy Corporation, Forman Energy Corporation and Southwest Texas Disposal Corporation which are wholly owned subsidiaries of Mexco Energy Corporation.  Four (4) Minor Net Income Streams have been evaluated in this report by projecting an oil and gas stream and applying an oil and gas price.  The Mexco Energy Corporation Royalty Income Stream has been limited to twenty five (25) years lifetime.  The Mexco Energy Corporation Minor and Royalty Income Streams were declined at ten percent (10%) per year.  The Foreman Income Stream was declined at the rate of ten percent (10%) annually for a period of twenty-five (25) years.  Seven (7) joint ventures have been projected as income streams because it was not economical to project all the properties on an individual basis.  The seven other minor income properties have also been projected as income streams.  Income streams have been converted to barrels of oil and MCF’S of gas based on their ratio of income.  Where multiple gas wells with small interest exist, production has been summarized to reduce the cost of the evaluation.  It was not considered necessary to make a field examination of the physical condition and operation of the properties in which the Company owns an interest.

We estimate the Net Proved Reserves, Future Net Revenue, and the Present Value of Future Net Revenue from the properties of the Company as of March 31, 2011 to be as follows:

Classification of Reserves	Oil and Condensate (MBBL)	Gas (MMCF)	Future Net Revenue (M$)	Present Value Discounted at 10% (M$)
Proved Developed:
Producing	156	3,896	22,225	12,116
Non-Producing	4	1,068	3,172	1,917
	160	4,964	25,397	14,033
Proved Undeveloped	130	3,793	15,901	8,620
Total Proved	290	8,757	41,298	22,653

The following table sets forth the changes in total Proved Reserves owned by the Company as of March 31, 2011.

	Net Liquid (MBBL)	Net Gas (MMCF)
Total Proved Reserves Developed and Undeveloped:
Beginning of Period March 31, 2010	240	8,405
Revisions of Previous Estimates	23	201
Beginning of Period as Revised	263	8,606

Additions from Drilling and Purchase	44	610
Extensions	0	0
Sales of Minerals-in-Place	0	0
Production	(17)	(459)
End of Period March 31, 2011	290	8,757

Proved Developed Reserves:
Beginning of Period March 31, 2010	142	5,017
End of Period March 31, 2011	160	4,964

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s (“SEC”) Regulations Part 210.4-10(a).  An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Definitions of Oil and Gas Reserves” is included as an attachment to this report.  Reserves for the producing properties were determined by extrapolation of the production decline trends, where applicable, analogy with similar offset wells, by volumetric calculations using basic reservoir parameters such as porosity, water saturation, net pay thickness, and estimated areal extent of the reservoir, or by material balance calculations. Reserves for the Proved Developed Non-Producing and Proved Undeveloped properties were determined by volumetric calculations and/or by analogy with offset wells.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Mexco owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Where wells did not have significant income to Mexco during 2011, wells have been combined into an income stream in their respective Joint Venture and evaluated as a single projection.  This eliminated a significant amount of paper in the Report without detracting from the accuracy of the numbers.

Mexco Energy Corporation joined the Dodd Federal Unit in Eddy County, New Mexico in 2004. This unit became effective January 1, 2005.  COG Operating, LLC is the operator of this unit.  This should enhance Mexco's position in Eddy County, New Mexico.  Significant development is projected by COG Operating, LLC in the future.

Mexco Energy Corporation purchased an interest in the Limpia (San Andres) Lease in the Fuhrman Mascho Field, Andrews County, Texas in February 2011.  There were 3 marginal oil producers and 1 recently drilled well.  The new well was producing at the rate of approximately 90 barrels of oil per day at the last report.  Additional wells are scheduled to be drilled on the acreage in the future.  Mexco Energy Corporation has approximately a 10 percent working interest in the Limpia Lease.

Mexco Energy Corporation purchased Southwest Texas Disposal Corporation in 2010.  Southwest Texas Disposal Corporation contained a small interest in approximately 350 properties.

Mexco Energy Corporation purchased properties in DeSoto Parish, Louisiana in 2010 in eight (8) different sections.  These were small interests in five (5) producing wells, one (1) Proved Developed Non-Producing well and twenty (20) proposed Proved Undeveloped wells.  These wells are operated by Petrohawk Operating Company.  These are Haynesville Formation wells that are drilled to a depth of approximately 12,000’ vertical depth and 16,000’ horizontal depth.

During the year, eleven (11) wells were drilled in the DCCO 2 Properties with eight (8) wells remaining to be drilled.

The following list shows the number of wells that were drilled on the various leases during 2010 and 2011.

1.	Carpenter (1)
2.	Jacoby-Harris (1)
3.	Shorter (2)
4.	Dodd Federal Unit (5)
5.	XTO Consolidated (9)
6.	Ridge Upper Clearfork (2)
7.	HBB Unit (1)
8.	Briar Oaks 1-H (1)

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report.  Mexco has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation.  In preparing our forecast of future production and income, we have relied upon data furnished by Mexco with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements.  Joe C. Neal & Associates reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Mexco.

The value estimated in this report is based on the assumptions that the properties are not negatively affected by the existence of hazardous substances or detrimental environmental conditions.  We are experts in the identification of hazardous substances or detrimental environmental conditions, but have not been asked to perform an environmental study.  It is possible that tests and inspections conducted by a qualified hazardous substance and environmental expert could reveal the existence of hazardous material and environmental conditions on or around the properties that would negatively affect the properties' value.

Property identification, expense and revenue interests, actual product prices, and operating expenses were provided by the Company.  This data was not verified by inspection of internal records and files, nor was a physical inspection made of the properties.  Information regarding prices and the particular pricing categories under current governmental regulations was supplied by the Company.

Net oil and gas reserves are estimated quantities of crude oil, natural gas, and natural gas liquids attributed to the revenue interests of the Company.  Net income to the interests of the Company is the future net revenue after deduction of state and county taxes, operating expenses, and investments, if applicable.  The resulting net income is before federal income tax and does not consider any encumbrances against the properties, if such exist.  Minor variations in composite columns totals result from computer rounding.  Values of the estimated net proved reserves are expressed in terms of future net revenue and present value of future net revenue.  Future net revenues are calculated by deducting estimated operating expenses, capital costs, and severance and ad Valorem taxes from the future gross revenue.

Present value of future net revenue is calculated by discounting the future net revenue at the rate of ten percent (10%) per annum compounded monthly over the expected period of realization.  The present value set forth in this report does not necessarily represent the fair market value of the evaluated interests.

A summary projection of the estimated future net revenue and present value of future net revenue as of March 31, 2011 is as follows:

Year	Proved Developed Future Net Revenue $	Discounted at 10% $
2012	2,444,890	2,337,400
2013	2,319,660	2,014,230
2014	2,448,080	1,837,700
Remaining	18,184,220	7,844,350
	25,396,850	14,033,680

The future net revenue set forth above reflects estimated capital expenditures in the amount of $282,810 necessary to develop those reserves classified as Proved Developed Producing and Proved Developed Non-Producing.  Proved Undeveloped net revenue reflects estimated capital costs of $3,745,830 to drill and complete those wells and install water floods.

Estimated reserves and future net income amounts presented in this report, as of March 31, 2011, are related to hydrocarbon prices.  The hydrocarbon prices used in the preparation of this report are based on the average prices during the twelve (12) month period prior to the ending date of the period covered in this report (determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations).  The benchmark price of $80.04 per barrel has been adjusted by lease for gravity, transportation fees and regional price differentials to $77.27.  Gas prices per thousand cubic feet (MCF) are based on a benchmark price of $4.11 per MCF and have been adjusted by lease for BTU content, transportation fees and regional price differentials to $3.88.  The oil and gas prices were held constant for the economic life of the properties as specified by the SEC.  Oil volumes shown herein are expressed in barrels, which are equivalent to forty-two (42) United States gallons.  Gas volumes are expressed at standard conditions of sixty degrees (60°) Fahrenheit and at the standard pressure base of the respective area in which the reserves are located.

Operating expenses including direct and indirect overhead expenses were held constant for the life of the properties.  Severance and ad valorem taxes were deducted in the lease reserves and economics projections at the standard state rates.

Joe C. Neal & Associates is an Independent Petroleum and Environmental Engineering Consulting Firm that has been providing Petroleum Consulting Services throughout the world for thirty six (36) years.  Joe C. Neal & Associates does not have any financial interest, including stock ownership in Mexco.  Our fees were not contingent on the results of our evaluation.  Joe C. Neal & Associates has used all procedures and methods that it considered necessary to prepare this report.  The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualification, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

This report is solely for the information of and assistance to the Company for their use in SEC filings.  It is not to be used, circulated, quoted, or otherwise referred to for any purpose without the express written consent of the undersigned except as required by law.  Data utilized in this report will be maintained in our files and is available for your use.  It has been our privilege to serve you by preparing this evaluation.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.  The proved reserves included herein were determined in conformance with the SEC Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.”  In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Yours Very Truly,

/s/ Joe C. Neal & Associates

Joe C. Neal & Associates
Licensed Professional Engineer
Registration Number:  23238
Registered Professional Engineering Firm
Registration Number:  F-001308

DEFINITIONS OF OIL AND GAS RESERVES
17 CFR § 210.4-10 Federal Register Dated December 31, 2008/Filed January 13, 2009

Developed oil and gas reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Proved oil and gas reserves 1

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including government entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-date-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

1 Joe C. Neal & Associates separates proved developed reserves into proved developed producing and proved developed nonproducing reserves. This is to identify proved developed producing reserves as those to be recovered from actively producing wells; proved developed nonproducing reserves as those to be recovered from wells or intervals within wells, which are completed but shut in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.